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SEC FILE NUMBER 000-23157
CUSIP NUMBER 00086T

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form D ☐ Form N-SAR
☐ Form N-CSR
		For Period Ended:	quarterly period ended September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
A.C. Moore Arts & Crafts, Inc.

Full Name of Registrant

Former Name if Applicable
130 A.C. Moore Drive

Address of Principal Executive Office (Street and Number)
Berlin, New Jersey 08009

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)
Due to its continuing review of inventory accounting methods as previously disclosed in its Form 8-K and press release dated October 24, 2007, A.C. Moore Arts & Crafts, Inc. (the “Company”) is unable to file its Form 10-Q for the quarterly period ended September 30, 2007 (the “Form 10-Q”) by November 9, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Amy Rhoades	856	768-4936

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the financial results for the quarter ended September 30, 2007 will be as reflected in its press release dated October 24, 2007.

For the three months ended September 30, 2007, the gross margin rate improved by 210 basis points(a) over the same period in 2006. Net loss for the third quarter of 2007 was $0.4 million(a), $0.02(a) per share, versus a net loss of $2.6 million(a), $0.13 per share(a), during the same period in 2006. The Company’s cash position was $43.1 million(a), an improvement of $20.9 million(a) over the same period in 2006. Sales for the third quarter of 2007 were $122.6 million(a), a decrease of 4.9%(a) over sales of $128.9 million(a) during the third quarter of 2006. Same store sales decreased by 10.0%(a) versus the same period in 2006.

Net loss for the nine months ended September 30, 2007 was $0.2 million(a), $0.01 per share(a), versus a net loss of $4.2 million(a), $0.21 per share(a), in the same period in 2006. Results for the nine months ended September 30, 2007 include $0.4 million(a), $0.01 per share(a), related to changes in management, and $0.03 per share(a) related to a one-time legal settlement. Results for the same period in 2006 included costs of $2.9 million(a), $0.09 per share(a), for changes in management. Sales for the nine months ended September 30, 2007 were $382.4 million(a), a decrease of 2.4%(a) versus sales of $391.7 million(a) in the same period in 2006. Same store sales decreased by 8.3%(a) for the nine month period.

(a)	Amounts are subject to change in connection with the completion of the inventory review and preparation of financial statements.
Certain statements contained herein are forward-looking within the meaning of applicable federal securities laws and are based on the Company’s current expectations and assumptions as of this date. The Company undertakes no obligation to update or revise any forward-looking statement whether the result of new developments or otherwise. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ from those anticipated include, but are not limited to, the Company’s ability to implement its business and operating initiatives to improve profitability, customer demand and trends in the arts and crafts industry, inventory risks, the effect of economic conditions and gasoline prices, the impact of unfavorable weather conditions, the impact of competitors’ locations or pricing, the availability of acceptable real estate locations for new stores, difficulties with respect to new system technologies, difficulties in implementing measures to reduce costs and expenses and improve margins, supply constraints or difficulties, the effectiveness of and changes to advertising strategies, the costs associated with a change in management, difficulties in determining the outcome and impact of litigation, the impact of the threat of terrorist attacks and war, the Company’s ability to maintain an effective system of internal control over financial reporting, the results of the Company’s review of its inventory accounting practices and other risks detailed in the Company’s Securities and Exchange Commission filings.
A.C. Moore Arts & Crafts, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2007	By	/s/ Amy Rhoades
		Name:	Amy Rhoades
		Title:	Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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